

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

David Brant
Chief Financial Officer
Airspan Networks Holdings Inc.
777 Yamato Road , Suite 310
Boca Raton, Florida 33431

> **Re: Airspan Networks Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2022**
> **File No. 333-264374**

Dear Mr. Brant:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Rosenau